UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of July, 2008

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Updates Shareholders on Financial Turnaround; Projects Significant Growth in Net Sales in 2008; Reaffirms Board’s Recommendation Not to Tender Shares

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today announced that it is sending a letter to its shareholders updating them on the status of the Company’s financial and operational turnaround.

The letter includes details of preliminary financial results for the first half of 2008 that were previously disclosed on July 23, along with current projections for significant growth in net sales for the remainder of the year.

The letter also advises shareholders that Taro’s Board of Directors has reaffirmed its recommendation that they reject the unsolicited tender offer by Sun Pharmaceutical Industries Ltd. (“Sun”).

The full text of the letter is set forth below:

Our Board of Directors Reaffirms Its Recommendation That You Reject Sun’s Unsolicited Tender Offer

July 24, 2008

Dear Fellow Shareholder:

I am pleased to report that our net income after tax for the first half of 2008 is estimated at $20.6 million. This net income is almost equal to the $21.1 million net income that we reported for the entire year of 2007. Moreover, we believe that the momentum we have generated over the past 18 months is continuing. To that end, I am further pleased to report that Taro’s second quarter net income for 2008 is approximately 73% higher than the net income for the first quarter of this year.

Current Unreviewed, Unaudited and Projected Financial Results

For the second quarter ended June 30, 2008, we estimate net sales of approximately $88.1 million, compared to approximately $78 million in the prior quarter. For the first half of 2008, we estimate our net sales to be approximately $166.2 million. Based upon preliminary orders we are receiving from customers, we expect to achieve an increase of between 10%-15% in net sales for all 2008 over the net sales we reported in 2007.

Operating income for the six months ended June 30, 2008 was approximately $29.2 million, and for the second quarter was approximately $17.7 million. Depreciation and amortization for the six months ended June 30, 2008 was approximately $11.7 million, and for the second quarter was approximately $5.9 million.

We estimate net income of approximately $13.0 million for the second quarter of 2008, compared with $7.5 million for the first quarter, which represents an increase of $5.5 million, or 73%.

For the first half of 2008, our improved net earnings of $20.6 million took place notwithstanding approximately $10 million of expenses related to maintaining the Company’s Irish facility as well as professional and legal fees associated with the termination of the merger agreement with Sun Pharmaceutical Industries Ltd. (“Sun”) and related litigation.

As in the past, I want to caution that the financial information in this letter does not constitute complete financial information, has not been reviewed by our independent auditors and is subject to possible change. However, subject to the foregoing caveats, we believe that the information above represents the best information currently available.

Please note that the Company has been unable to file audited financial statements for the year ended December 31, 2006 due to questions concerning estimates of accruals for sales returns, chargebacks, rebates, and administrative items recorded in 2005 and prior years. The ending balances for 2006 could affect the year ended December 31, 2007, and accordingly, the Company has been unable to file audited financial statements for 2007 as well. We continue to work diligently with our auditors to resolve these issues and obtain completed audits for both years. We believe that, in addition to fulfilling other requirements, the availability of audited financial statements should facilitate the relisting of the Company on NASDAQ.

Factors Contributing to Taro’s Turnaround and Growth Expectations

Our turnaround reflects a number of advantages and competitive strengths that Taro enjoys, thanks to its dedicated, experienced and talented management and scientific teams. Over the years, we have built a leadership position in both generic and proprietary niche topical dermatologic products. Our proprietary portfolio (Lustra®, Ovide®, Topicort®) is well established, with growth opportunities and new product launches planned in these markets and in the underserved pediatric market. We’ve received final approval from the U.S. Food and Drug Administration (“U.S. FDA”) for our New Drug Application for Flo-Pred™ to treat pediatric asthma. The product utilizes our patent protected, spill resistant, taste masking technology. It is sugar free, dye free, alcohol free and does not require refrigeration.

Our investment in state-of-the-art facilities has improved our operational efficiencies. Major capital projects are now complete with only limited expenditures required in the foreseeable future. In addition, our best-in-class facilities in Israel and Canada will help to maintain our outstanding record of regulatory compliance, with multiple successful inspections and product approvals by the U.S. FDA and by regulators in Canada, Israel, the UK, Ireland and elsewhere.

We are a vertically integrated company that manufactures the active pharmaceutical ingredients for a number of our key products, including Ovide®, Warfarin, Topicort®, Carbamazepine, Oxcarbazepine and Etodolac. We have also modified our wholesaler relationships to increase our insight into wholesaler inventories. Our growth in net sales over the last six quarters occurred despite significant wholesaler inventory reductions that took place during that period.

Recent Developments Related to Sun’s Unsolicited Tender Offer

It is very important to me that you, the shareholders, be given an opportunity to decide what happens to your Company. I am confident that the courts in Israel will provide you with the opportunity to protect your investment in light of Sun’s unsolicited tender offer.

I hope that you’ve already received our letter of July 10, which, together with the Company’s Schedule 14D-9 (“14D-9”) that we filed with the U.S. Securities and Exchange Commission (“SEC”), sets forth the reasons for the Board’s unanimous recommendation that you reject the unsolicited tender offer from Sun and not tender your shares to Sun pursuant to that offer.

Beyond what was written in the 14D-9, I would add only the obvious: that Sun’s offer of $7.75 per share is significantly below the price at which our shares are trading today, which is at a 52 week high, and even further below the price that Sun paid to get blocks of Taro shares in recent private transactions with investors. Given our performance year to date and our outlook, I believe the Sun offer significantly undervalues our Company and deprives you of what we believe your shares are worth. I would also like to make sure you are aware that Sun has extended the expiration date of its tender offer until September 2nd, by which date the court in Tel-Aviv has indicated it will rule on our claim that Sun’s tender offer is illegal under Israeli law. This development significantly extends the timeframe originally contemplated by Sun by which it could close its offer and provides you with more time to decide whether it is prudent to tender your shares.

I encourage you to read the 14D-9, which is available on our website at www.taro.com or from our information agent, Georgeson at 1-866-324-8878.

Commitment to Our Business

We have put our hearts and souls into Taro’s turnaround and into our efforts to protect the rights of our shareholders and the value of their investment. I am pleased with this dramatic turnaround in our financial and operational performance and our outlook for future profitable growth. I want to thank Taro’s employees personally for keeping their focus on our business, which is to develop and manufacture outstanding pharmaceutical products for customers around the world. Clearly, it is this devotion to our business that underscores the success of our turnaround. I can assure you that the Board and management team of Taro will continue to concentrate on the business of our Company and do all we can to build shareholder value.

On behalf of the Board of Directors,

/s/

Barrie Levitt, M.D.
Chairman of the Board

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release and letter are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, and statements with respect to the value of the Company and its pipeline, the Company’s financial performance, including its business model and financial performance during the last two years, relisting of the Company on NASDAQ, availability of financial information, completion of the 2006 and 2007 audits, estimates of financial results and financial information for 2005-2008, review of results for prior years and estimates of expenses and one-time charges. Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of the litigation with Sun referenced herein, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

In connection with the Sun tender offer, Taro has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D−9. Taro’s shareholders should read carefully the Schedule 14D−9 (including any amendments or supplements thereto) prior to making any decisions with respect to the Sun tender offer because it contains important information. Free copies of the Schedule 14D−9 and the related amendments or supplements thereto that Taro has filed with the SEC are available at the SEC’s website at www.sec.gov, at Taro's website at www.taro.com, or from Taro's information agent, Georgeson at 1-866-324-8878.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4837

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 29, 2008

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary